U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

Wentworth V, Inc.
(Name of Small Business Issuer in its charter)

Delaware	14-1968084
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

936A Beachland Boulevard, Suite 13 Vero Beach, FL	32963
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: 772-231-7544

Copies to:
David N. Feldman, Esq.
Feldman Weinstein & Smith LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170
(212) 869-7000

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered
Common Stock, $.001	N/A

ITEM 1. DESCRIPTION OF BUSINESS.

(a) Business Development

Wentworth V, Inc. (“we”, “us”, “our”, the “Company” or the “Registrant”) was incorporated in the State of Delaware on June 19, 2006. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

(b) Business of Issuer

The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities will be undertaken by or under the supervision of the sole officer and director of the Registrant. At present, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC, a Delaware limited liability company and a registered broker-dealer. Timothy J. Keating, who currently owns 50% of our issued and outstanding common stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC. Any other finder utilized by the Company will be a registered broker-dealer, or exempt from such registration in connection with its activities related to us, in accordance with the requirements of the SEC. There is currently no signed agreement between Keating Securities, LLC and the Company. Given our limited cash resources, we anticipate that any fees to be paid to finders will be paid in equity of the Company or through the cash resources of the target company. These fees will likely be negotiated among the business combination target, the finder and us as part of any business combination agreement. We do not intend to enter into any arrangement with a finder obligating us to make any payments in the absence of a consummated business acquisition. As a result, it is not possible for us to currently estimate our costs in respect of any finder's fees.

As of this date the Company has not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(a)  Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d)  Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e)  The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f)  The extent to which the business opportunity can be advanced;

(g)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

 In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

 It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

 In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

 It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

(3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury.

During the next 12 months we anticipate incurring costs related to:

(i)	filing of Exchange Act reports, and
(ii)	costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Kevin R. Keating, our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, Kevin R. Keating, our sole officer and director, is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which he is, and may be the future be, affiliated with may arise. If we and the other blank check companies that our sole officer and director is affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity.

Additionally, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC. Timothy J. Keating, who currently owns 50% of our issued and outstanding common stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

Our stockholders may engage in a transaction to cause the Company to repurchase their shares of common stock.

In order to provide an interest in the Company to a third party, our stockholders may choose to cause the Company to sell Company securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase shares of common stock held by the stockholders. As a result of such transaction, our management, principal stockholders and Board of Directors may change.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited.

Our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Shares of our common stock cannot be sold under the exemptions from registration provided by Rule 144 under or Section 4(1) of the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000. This letter provides that certain private transfers of the shares of capital stock also may be prohibited without registration under federal securities laws. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

We have never paid dividends on our common stock.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

         We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

         Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 5,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

       The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Authorization of preferred stock.

Our Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of August 17, 2006, the number of shares of common stock of the Company owned of record and beneficially by our sole officer and director, and persons who hold 5% or more of the outstanding common stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Kevin R. Keating (1)	50,000	5%
936A Beachland Boulevard
Suite 13
Vero Beach, FL 32963

Timothy J. Keating (2)	500,000	50%
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111

Luca Toscani	300,000	30%
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111

Margie L. Blackwell	50,000	5%
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111

Kyle L. Rogers	50,000	5%
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111

Michael J. Keating (3)	50,000	5%
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111

All Officers and Directors as a group	50,000	5%

(1)	Kevin R. Keating is the President, Secretary and sole director of the Company.
(2)	Timothy J. Keating is the son of Kevin R. Keating and the brother of Michael J. Keating.
(3)	Michael J. Keating is the son of Kevin R. Keating and the brother of Timothy J. Keating.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our sole officer and director and additional information concerning him are as follows:

NAME	AGE	POSITION
Kevin R. Keating	66	President, Secretary, Director

Kevin R. Keating, President, Secretary and Director. Mr.  Keating is an investment executive and for the past twelve years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation.  Brookstreet is a full-service, national network of independent investment professionals.  Mr. Keating services the investment needs of private clients with special emphasis on equities.  For more than 40 years, he has been engaged in various aspects of the investment brokerage business.  Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with the Company.

Additionally, Mr. Keating is currently an officer, director or major shareholder of the following companies.

•
Mr. Keating is currently a director and shareholder of 99 Cent Stuff, Inc. 99 Cent Stuff completed a merger with iVideoNow, Inc. in September, 2003. Mr. Keating has been a director and shareholder of 99 Cent Stuff and its predecessor, iVideoNow, since December, 2001. Mr. Keating was also an officer of iVideoNow from December 2001 until September, 2003. 99 Cent Stuff is currently quoted on the OTC BB under the symbol NNCT.

•
Mr. Keating is currently a director and shareholder of Blue Holdings, Inc. Blue Holdings completed a merger with Marine Jet Technology, Inc. in April, 2005. Mr. Keating has been a director and shareholder of Blue Holdings and its predecessor, Marine Jet, since February 2005. Mr. Keating was also an officer of Marine Jet from February 2005 until April 2005. Blue Holdings, Inc. is currently quoted on the Nasdaq Capital Market under the symbol BLUE.

•
Mr. Keating is currently a director and shareholder of People’s Liberation Inc. People’s Liberation completed a merger with Century Pacific Financial Inc. in November, 2005. Mr. Keating has been a director and shareholder of People’s Liberation and its predecessor, Century Pacific, since February, 2005. Mr. Keating was also an officer of Century Pacific from February, 2005 until November, 2005. People’s Liberation is currently quoted on the OTC BB under the symbol PPLB.

•
Mr. Keating is currently a director and shareholder of DigitalFX International, Inc. In June 2006, Qorus.com, Inc. completed a share exchange with VMdirect, LLC. Subsequent to the consummation of this transaction, Qorus changed its name to DigitalFX International, Inc. Mr. Keating became an officer, director and shareholder of Qorus.com, Inc. in June, 2004. Mr. Keating ceased being an officer as of June 15, 2006. DigitalFX is currently quoted on the OTC BB under the symbol DFXN.

•
Mr. Keating is currently a director and shareholder of Catalyst Lighting Group, Inc. Catalyst completed a merger with Wentworth III, Inc. in August 2003. Mr. Keating has been a director and shareholder of Catalyst and its predecessor, Wentworth III, Inc., since August 2001. Catalyst is currently quoted on the OTC Pink Sheets under the symbol CYSL.

•
Mr. Keating is currently an officer, director and shareholder of Cyber Merchants Exchange, Inc. Mr. Keating became an officer and director of Cyber Merchants Exchange, Inc. in September, 2005. Cyber Merchants is currently quoted on the OTC BB under the symbol CMXG. Cyber Merchants is currently a reporting company with nominal assets and limited operations.

•
Mr. Keating is currently an officer, director and shareholder of Applied Spectrum Technologies, Inc. Mr. Keating became an officer and director of Applied Spectrum Technologies, Inc. in December, 2005. Applied Spectrum is currently quoted on the OTC BB under the symbol APSP. Applied Spectrum is currently a reporting company with nominal assets and limited operations.

•	Mr. Keating is currently the President, Secretary and director of Wentworth II, Inc., a publicly reporting, non-trading blank check company.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. Significant Employees. None.

C. Family Relationships. At present, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC, a Delaware limited liability company and a registered broker-dealer. Timothy J. Keating, who currently owns 50% of our issued and outstanding common stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC. Michael J. Keating is the son of Kevin R. Keating and the brother of Timothy J. Keating.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

As indicated below, the sole member of the management also serves as officer and director of:

Name	Filing Date Registration Statement	Operating Status	SEC File Number	Pending Business Combinations	Additional Information
Catalyst Lighting Group, Inc. (formerly Wentworth III, Inc.)	December 13, 2001	Wentworth III, Inc. was a Rule 419 Blank Check company and was acquired by Catalyst Lighting Group, Inc. in August 2003. Catalyst Lighting Group, Inc. deregistered on December 27, 2005.	333-75044	None.	Kevin R. Keating has served as officer, director and shareholder from April 2001 until the present.

AeroGrow International, Inc. (formerly Wentworth I, Inc.)	March 7, 2006	Wentworth I, Inc. was a Rule 419 Blank Check company and completed a merger with and into AeroGrow International Inc. on February 24, 2006.	000-50888	None.
Kevin R. Keating served as officer, director and shareholder since inception. Upon the merger with AeroGrow International, Inc., Mr. Keating ceased to be an officer or director. Mr. Keating remains a shareholder.

Wentworth II, Inc.	June 9, 2006	Declared effective on August 10, 2006.	000-52040	None.	Kevin R. Keating serves as officer, director and shareholder since inception.

Wentworth IV, Inc.	August 17, 2006	Pending.	Unknown (filed today)	None.	Kevin R. Keating serves as officer, director and shareholder since inception.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company’s sole officer and director has not received any cash remuneration since inception. He will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by the director in such capacity. The Company’s sole officer and director intends to devote no more than a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company utilizes the office space and equipment of one of its stockholders at no cost. Management estimates such amounts to be immaterial.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 105,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.001 per share (the "Common Stock") and 5,000,000 are shares of preferred stock, par value $.001 per share (the “Preferred Stock”). As of August 17, 2006, 1,000,000 shares of Common Stock were issued and outstanding.

  All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

    (b) Holders. As of August 17, 2006, there are six record holders of 1,000,000 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

  There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On June 19, 2006, the Registrant issued 500,000 shares of Common Stock to Timothy J. Keating, for cash consideration of $.05 per share and 300,000 shares of Common Stock to Luca Toscani for cash consideration of $.05 per share, for an aggregate investment of $25,000 and $15,000, respectively. On June 19, 2006, the Registrant issued 50,000 shares of Common Stock to Margie L. Blackwell, Kyle L. Rogers, Kevin R. Keating and Michael J. Keating for cash consideration of $.05 per share, for an aggregate investment of $2,500, $2,500, $2,500 and $2,500, respectively. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

        The Company’s Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wentworth V, Inc.
Vero Beach, Florida

We have audited the accompanying balance sheet of Wentworth V, Inc. (a development stage company) as of July 15, 2006 and the related statements of operations, stockholders’ equity and cash flows for the period June 19, 2006 (inception) through July 15, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wentworth V, Inc. as of July 15, 2006 and the results of its operations and its cash flows for the period June 19, 2006 (inception) through July 15, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Raich Ende Malter & Co. LLP
RAICH ENDE MALTER & CO. LLP
East Meadow, New York
August 14, 2006

Wentworth V, Inc.
(A Development Stage Company)
BALANCE SHEET
July 15, 2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$22,500
Prepaid expense	2,500

Total current assets	25,000

TOTAL ASSETS	$25,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Total current liabilities	$-

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value; 5,000,000
shares authorized; no shares issued and outstanding	-
Common stock, $0.001 par value; 100,000,000
shares authorized; 1,000,000 shares issued and outstanding	1,000
Additional paid-in capital	49,000
Stock subscription receivable	(15,000)
Deficit accumulated during the development
stage	(10,000)

Total stockholders' equity	25,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,000

The accompanying notes are an integral part of the financial statements.

Wentworth V, Inc.
(A Development Stage Company)
STATEMENT OF OPERATIONS
For the period from Inception (June 19, 2006) to July 15, 2006

REVENUES	$-

EXPENSES
Selling, general and administrative	10,000

Total expenses	10,000

NET LOSS	$(10,000)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	1,000,000

The accompanying notes are an integral part of the financial statements.

Wentworth V, Inc.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
For the period from Inception (June 19, 2006) to July 15, 2006

					Deficit
					accumulated
	Common stock		Additional	Stock	during the	Total
			paid-in	subscription	development	stockholders'
	Shares	Amount	capital	receivable	stage	equity
Balance June 19, 2006 (inception)	-	$-	$-	$-	$-	$-

Common stock issued,
June 19, 2006 at
$0.05 per share	1,000,000	1,000	49,000	(15,000)	-	35,000

Net loss	-	-	-	-	(10,000)	(10,000)

Balance, July 15, 2006	1,000,000	$1,000	$49,000	$(15,000)	$(10,000)	$25,000

The accompanying notes are an integral part of the financial statements.

Wentworth V, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period from Inception (June 19, 2006) to July 15, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(10,000)
Adjustments to reconcile net loss to net
cash used in operating activities:

(Increase) in prepaid expense	(2,500)

Net cash used in operating activities	(12,500)

CASH FLOWS FROM INVESTING ACTIVITIES	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	35,000

Net cash provided by financing activities	35,000

NET INCREASE IN CASH
AND CASH EQUIVALENTS	22,500

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$22,500

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES AND OTHER CASH INFORMATION

Stock subscription receivable	$15,000

Cash paid for interest	$-
Cash paid for income taxes	$-

The accompanying notes are an integral part of the financial statements.

Wentworth V, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 15, 2006

1. Summary of Significant Accounting Policies

Organization and business

Wentworth V, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Delaware on June 19, 2006. The principal office of the corporation is 936-A Beachland Blvd., Suite 13, Vero Beach, FL 32963.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Loss per Share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments at this time.

Organization Costs

Costs to incorporate the Company are charged to expense as incurred.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Wentworth V, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 15, 2006

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company recorded a deferred income tax asset for the tax effect of temporary differences, aggregating $1,500, against which the Company has recorded a full valuation allowance in recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived. The change in the valuation allowance for the period from inception to July 15, 2006 is $1,500. The components of the deferred tax asset are as follows:

Capitalized startup costs	$1,500

Valuation allowance	(1,500)

Net deferred tax asset	$—

The difference between income taxes computed at the statutory federal rate of 15% and the provision (benefit) for income taxes relates to the following:

Percent of
Pretax Amount

Provision (benefit) at federal statutory rate	( 15.0% )

Increase in valuation allowance	15.0%

Effective income tax rate	0.0%

Wentworth V, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 15, 2006

2. Stockholders' Equity

As of July 15, 2006, 100,000,000 shares of the Company’s $0.001 par value common stock had been authorized, of which 1,000,000 were issued and outstanding.

As of July 15, 2006, 5,000,000 shares of the Company’s $0.001 par value preferred stock had been authorized, of which none was issued and outstanding.

Holders of shares of common stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

The preferred stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class, and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations, or restrictions as the Board of Directors of the Company may determine, from time to time.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

3. Related Party Transactions

The Company utilizes the office space of its sole board member and president at no charge. The value of this use is considered immaterial. The selling, general and administrative expense of $10,000. along with the prepaid expense of $2,500 represent legal fees that were initially paid with an advance from a related party and which were subsequently reimbursed by the Company after it received its equity funding.

4. Subsequent Event

The stock subscription receivable for the amount of $15,000 was collected on July 18, 2006.

PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit Number	Description
3.1	Certificate of Incorporation.

3.2	By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2006	Wentworth V, Inc.

	By:	/s/ Kevin R. Keating
Name: Kevin R. Keating Title: President